FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company With Authorized Capital

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

SECOND CALL NOTICE TO THE EXTRAORDINARY GENERAL MEETING

The shareholders (“Shareholders”) of Companhia Brasileira de Distribuição (“Company”) are hereby called to the Extraordinary General Meeting (“Meeting”) to be held, on second call, exclusively by digital means on October 30, 2023, at 10.00 a.m., in order to resolve on the following Agenda:

I.	Adjustment of the value of the capital reduction approved at the Company's Extraordinary General Meeting held on February 14th, 2023, to the book value of the Company’s participation in Almacenes Éxito S.A. distributed to the Company's shareholders based on the Company's balance sheet of July 31th, 2023, corresponding to six billion, six hundred and fifty nine million, three hundred and one thousand, eight hundred and six reais and sixty centavos (R$ 6,659,301,806.60);

II.	Amendment of Article 2 of the Company's Bylaws and its paragraph 1st, in order to improve and detail the wording of the Company's corporate object and certain activities carried out by it;

III.	Modification of comma “o” of article 17 of the Company’s Bylaws, to adjust the limit value of the operations mentioned therein to be approved by the Board of Directors; and

IV.	Consolidation of the Company's Bylaws to reflect the amendments proposed above.

As set forth in article 135 of Brazilian Law 6,404/76, the General Meeting shall be installed, in this second call, with the presence of any number of shareholders.

We hereby inform that all documents related to the resolutions that will be voted on at the Meeting called hereby are available to the Shareholders at the Company’s headquarters, on the investor relation’s website of the Company (www.gpari.com.br), and on the websites of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), all documentation pertinent to the matters that will be deliberated on the Meeting, including the management proposal and manual to attend this Meeting ("Management Proposal”).

Participation in the Meeting via electronic system:

Shareholders who wish to participate in the Meeting through the digital platform must access the electronic address https://www.tenmeetings.com.br/assembleia/portal/?id=3006C9FF0791, complete their registration and attach all documents necessary for your qualification to participate and / or vote in the Meeting, as indicated below, with at least 2 (two) days in advance of the date designated for the Meeting, that is, until October 28, 2023. After the approval of the registration by the Company, the Shareholder will receive his login and individual password to access the platform through the e-mail used for registration.

The following documents must be sent by the shareholders through the electronic address indicated above:

(a)	Updated extract containing the respective shareholding issued by the custodian body;

(b)	For individuals: identity document with shareholder picture;

(c)	For legal entities: (i) restated bylaws or articles of association, and corporate documents proving the shareholder's legal representation; and (ii) identity document with photograph of the legal representative;

(d)	For investment funds: (i) restated governing document of the fund; (ii) bylaws or articles of association of its administrator or manager, as the case may be, in accordance with the voting policy and corporate documents proving the powers of representation; and (iii) identity document with photograph of the fund’s legal representative;

(e)	if any of the Shareholders indicated in items (b) to (d) above is represented by a proxy, in addition to the respective documents indicated above, it shall also present (i) power of attorney with specific powers for its representation at the Annual Meeting; (ii) identity documents of the present attorney-in-fact, as well as, in the case of a legal entity or fund, copies of the identity document and minutes of election of the legal representative(s) who have signed the mandate proving the powers of representation. For this Annual Meeting, the Company will accept powers of attorney granted by Shareholders electronically, preferably signed using the ICP-Brazil certification.

Participation in the Annual Meeting by means of a distance voting ballot:

Pursuant to Article 49 of Instruction No. 81 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), as amended, the voting instructions received by the Company through the distance voting ballots sent for the 1st call of the General Meeting, held on October 19 of 2023, shall be considered.

São Paulo, October 20, 2023.

Jean-Charles Henri Naouri

President the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 23, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.